UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number

1	Interim report for the six months ended June 30, 2019.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: September 3, 2019

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

China unicom 中国联通

INTERIM REPORT 2019 中期報告

CHINA UNICOM (HONG KONG) LIMITED
中國聯合網絡通信（香港）股份有限公司
HKEx : 762 | NYSE : CHU

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

CHAIRMAN’S STATEMENT

DEAR SHAREHOLDERS,

In the first half of 2019, in the midst of increasingly complex external environment and facing new challenges in the industry development, the Company deepened execution of the Strategy of Focus, Innovation and Cooperation and accelerated the Internet-oriented transformation. It also strengthened the implementation of mixed-ownership reform, leading to continuous rapid growth in its innovative businesses and bringing notable enhancement in growth quality, return and corporate vibrancy as well as making solid strides in China Unicom’s “Five New” establishment.

OVERALL RESULTS

In the first half of 2019, the domestic telecommunications industry experienced short-term pain, which posted pressure to the revenue growth of the Company. During the period, the Company’s service revenue amounted to RMB133.0 billion, representing a decrease of 1.1% year-on-year. Nevertheless, the Company continued to report rapid profit growth as it persisted in implementing its new development philosophy by boosting new energy for innovative development and controlling cost to enhance return. EBITDA1 amounted to RMB49.5 billion, up by 8.4% year-on-year. Profit before income tax reached RMB8.7 billion, while profit attributable to equity shareholders of the Company increased by 16% year-on-year to RMB6.9 billion.

The Company upheld its precise investment strategy with co-sharing and cooperation to enhance the return of its investment. Capital expenditure was under good control in the first half of the year and amounted to RMB22 billion. Thanks to the sound management on cost control, the Company’s free cash flow remained strong at RMB20.3 billion, sending continuous improvement in financial position and building stronger financial health to the Company.

Taking into account the Company’s profitability, debt obligations and cash flow level, capital requirements for future development, etc., the Board of Directors decided not to pay an interim dividend for the current year. The Board will submit a proposal in relation to final dividend payment based on our overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

In the first half of 2019, the domestic telecommunications industry reported revenue decline year-on-year. Facing new challenges in the industry development, the Company proactively pushed forward innovation in the operation of the fundamental business while accelerating the capability development and scale expansion of the innovative businesses. The innovative businesses sustained strong growth momentum during the period, contributing to the continuous optimisation of the service revenue mix.

Continued to push forward transformation of Internet-oriented operation to drive high-quality sustainable development in mobile service

During the first half of 2019, while facing difficulties and challenges of development in mobile service, the Company persisted in driving differentiated operations with a focus on increasing the effort in Internet-oriented transformation on products, channels and marketing, striving to avoid simple price competition, with the aim to attaining high-quality sustainable growth. With an emphasis on strengthening its advantage in product differentiation, the Company sub-divided its customers and enhanced integrated offerings, especially in bundling with value-added functions such as membership privileges and customer credit. Efforts were made to expand the development model with “light touchpoint” and “light subsidy” to increase efficiency in user acquisition. The Company enhanced the online-to-offline (O2O) touchpoint unified operation, leveraging Big Data analytics to extract values from existing customers and enhance customer retention and value. In the first half of the year, the Company’s mobile service revenue amounted to RMB78.7 billion, representing a decrease of 6.6% year-on-year, reflecting the impact of “Speed Upgrade and Tariff Reduction” policy, market saturation, keen market competition and diminishing 4G data bonus. Mobile billing subscribers achieved a net increase of 9.32 million, reaching a total of 320 million mobile billing subscribers, of which 4G subscribers registered a net addition of 19.01 million, reaching a total of close to 240 million 4G subscribers. Our 4G subscriber market share was up by 0.8 percentage points year-on-year, while 4G penetration for mobile billing subscribers reached 74%, up by 6.4 percentage points year-on-year, underpinning ongoing improvements in the mobile subscriber mix. In tandem with the Company’s implementation of “Speed Upgrade and Tariff Reduction” policy, the unit pricing for the Company’s mobile data service decreased substantially year-on-year, while the mobile data traffic volume grew by 62%. The monthly average DOU per handset subscriber reached approximately 7 GB.

In the second half of the year, the Company will gradually leverage the edges of its new LTE 900MHz network in terms of in-depth coverage and wide coverage in rural area and build a premium “5G+4G” network to support business development. The Company will optimise the Internet-oriented product portfolio and exercise stringent control over user acquisition costs and ultra-low tariff packages to enhance quality development. Through strengthening integrated operation, the Company will step up the promotion of its new product “telecommunication capability + smart hardware + content applications”, while enhancing user experience by offering differentiated products and services in active response to the challenges brought by mobile number portability. All in all, the Company will commit full efforts to drive mobile service revenue steady-to-rising. Mobile service revenue in July 2019 was up 1.6% as compared to that of June.

Actively countered exceptionally intensive broadband competition to forge prospective competitive strengths

During the first half of 2019, the Company actively addressed the challenge of intense competition in the broadband market by adopting the strategy of “Big Video, Big Integration and Big Bandwidth”. To highlight the advantage of high bandwidth, the Company promoted gigabyte-level high quality broadband products in its incumbent region, Northern China and the key cities in Southern China. It promptly raised network utilisation rate and advanced broadband cooperation in Southern China with intensive efforts. The new 2I2H and 2B2H broadband marketing models were built to enhance marketing capabilities. Leveraging the resource advantage of the strategic investors, premium video contents and various content privileges were enriched to increase subscriber stickiness. Focused efforts were made to launch the integrated development of “fixed-line broadband + mobile number + smart hardware” and advance the promotion of smart family products such as “WO Family fixed-line”, “WO Family home network deployment”, “WO Family smart surveillance” and “WO Family video platform”, with a view to driving mutual growth.

For the first half of 2019, the Company’s fixed-line broadband access revenue decreased by 4.1% year-on-year to RMB20.6 billion amidst intense competition. The number of fixed-line broadband subscribers increased by 2.53 million on a net basis to 83.41 million. The penetration rate of the video content business as a percentage of fixed-line broadband subscribers reached approximately 50%, up by 9 percentage points year-on-year. The penetration rate of the integrated service as a percentage of fixed-line broadband subscribers reached 55%, up by 9 percentage points year-on-year.

Continuous rapid growth of the industry Internet business facilitated decent growth in fixed-line business

During the first half of 2019, the Company expedited the capability development and scale expansion of key innovative businesses such as Cloud Computing, Big Data and the Internet of Things (IoT), etc achieving continuous rapid breakthrough in the development of industry Internet business.

Led by the model of “cloud + smart networks + smart applications”, the Company actively engaged in the marketing initiative of “Cloud Fibre Smart Enterprise”, driving cloud adoption by enterprise customers through cooperation in ecosystem and creation of a capability platform. The Company expedited the deployment and promotion of key smart network products, such as “government and enterprise premium network” and connected cloud network, etc to unleash the strengths in cloud-network integration into full play and enhance the differentiated servicing ability. Continuous efforts were made to develop smart application solutions for industry Internet and promote mature standardised products in scale, with a focus on key industries, e.g. public administration, education, healthcare, ecological environment, transportation, culture and tourism. Meanwhile, the Company also engaged in consistent efforts to enhance innovation in mechanism and accelerated the innovative talent development while reforming the incentive and compensation system, so as to constantly inject new energy for innovative development.

During the first half of 2019, innovative businesses became a key driver in stabilising the revenue of the Company. The industry Internet business revenue reported a 43% year-on-year growth to RMB16.7 billion, with contribution as a percentage of the overall service revenue increased to 13%. Among which, revenue from ICT service grew 74% year-on-year to RMB5.4 billion, while IDC and Cloud Computing revenue reached RMB9.3 billion with a year-on-year increase of 27%. The revenue from IoT service and Big Data service reached RMB1.4 billion and RMB0.5 billion, respectively, representing a year-on-year growth of 43% and 128% respectively. Driven by rapid growth in the innovative businesses, the Company’s fixed-line business revenue reached RMB53.1 billion, up by 8.2% year-on-year.

NETWORK CONSTRUCTION

Precise and efficient construction of premium networks enhanced network competitiveness

During the first half of 2019, the Company persisted in driving precise and efficient network deployment with a return and market-oriented approach. It gave priority to satisfying “5G+4G” premium networks and innovative businesses, etc. As a result, the Company saw ongoing enhancement of network competitiveness.

In connection with the mobile network, the Company expedited the deployment of highly efficient spectrum resources to improve 4G network coverage and optimised the network structure to lay a solid foundation for deploying a “5G+4G” premium network. As at the end of June 2019, the total number of the Company’s 4G base stations reached 1.35 million (including 4G outdoor base stations and indoor distribution systems), of which there were 0.18 million LTE 900MHz base stations, resulting in significant improvement in the in-depth coverage and wide coverage in rural area of the 4G network. In addition, a total of 0.2 million NB-IoT base stations were in operation, offering a significant boost of the carrying capability of its IoT business. Its VoLTE network was ready for service delivery nationwide.

In the broadband network, the Company assured its leading position in terms of coverage, quality and customer experience in the northern regions, while in the south, it focused on cooperation with private capital in high value regions to enhance its network capability. With an emphasis on the opportunities in cloud-network integration and corporate informatisation, the smart “government and enterprise premium networks” were created to boost the development of its innovative businesses. As at the end of June 2019, the Company’s fixed-line broadband ports had a FTTH penetration rate of 83% and FTTH subscribers accounted for 82% of the total number of broadband subscribers.

Thanks to the precise network investment, precise network optimisation and capacity expansion, the Company reported continuous improvements in network quality and customer perception in its focused regions. The Net Promoter Score (NPS) for both mobile network and fixed-line broadband increased as we maintained industry-leading average uplink and downlink speeds in 4G network and garnered the industry-best performance in network latency.

Active establishment of 5G ecosystem and driving preemptive moves in 5G deployment

In December 2018, Ministry of Industry and Information Technology (MIIT) consented to the use of the frequency band of 3500–3600MHz nationwide by China Unicom for 5G trial. In June 2019, MIIT granted an official approval to China Unicom for the nationwide operation of 5G mobile communications services.

The Company was engaged in active deployment of 5G network and development in partnership with other parties along the value chain to capture the fast-mover market opportunities. During the first half of 2019, the Company led the market in the rollout of its 5G brand (5Gn), and focused the 5G trial in “7+33+N” cities in scale while launching friendly-user trial programmes in Beijing, Shanghai, Guangzhou and Shenzhen. It strived for 5G network “co-build co-share” and explored various models for cooperation to enhance network capability and industry value. In adherence to the principle of openness and cooperation, the Company promoted the establishment of “China Unicom 5G Application Innovation Alliance” and launched a “pioneer programme”, while entering into 5G industry cooperation agreements with customers from various key industries for the joint exploration of new operation models for 5G industry applications.

In the future, the Company will conduct paced and precise investment in 5G construction with due regards to technological advancement, market demand and business requirements and the competitive landscape. It will drive the development of the 5G ecosystem while nurturing and consolidating its unique competitive edges in 5G. It will seize new business opportunities to deliver new value while enabling the capability and intelligence of the broader industry verticals.

MIXED-OWNERSHIP REFORM

During the first half of 2019, the Company continued to deepen the implementation of mixed-ownership reform in adherence to the directive to “enhance governance, strengthen incentives, protrude core businesses and raise efficiency”. Strategic cooperation was continuously enhanced and reform of systems and mechanisms was further implemented while new progress was made in the transformation of Internet-oriented operation.

Deepened strategic cooperation to boost new energy for innovative development

The Company sought to strengthen strategic and business cooperation with the respective strategic investors focusing on areas where synergies could be claimed. In connection with touchpoints, it continued to advance online touchpoint and privilege cooperation with Internet companies, while exploring offline cross-sector cooperation with a view to precisely and effectively acquiring new users. As at the end of June 2019, the Company had close to 100 million 2I2C subscribers. It engaged in ongoing cooperation with Baidu’s iQIYI and Tencent in IPTV contents and mobile video contents, with a view to enhancing user stickiness. In payment and finance, efforts were made to advance cooperation in “WO wallet” payment and the promotion of consumer credit, anti-financial fraud products as well as the jointly developed risk control-based credit score payment and financial products. As for smart home, efforts were directed towards the deep integration of fundamental telecommunication capabilities with the smart hardware and content applications of Internet companies, in order to create novel products with strong competitiveness. The Company continued to cooperate with Alibaba and Tencent in public cloud and hybrid cloud with the provision of cloud-network integration products, services and solutions to customers, which was in turn driving rapid growth in its government and enterprise customers business. At the same time, in Big Data, IoT and AI, the Company continued to further its in-depth cooperation and exploration with strategic investors to seek win-win cooperation, focusing on hot demands for, among others, financial risk control, target marketing, IoT security and smart home.

Deepened innovative reform for systems and mechanisms to invigorate inherent vibrancy

Aimed at increasing vibrancy and return, the Company continued to deepen the innovative reform of its systems and mechanisms. In the implementation of streamlining and re-organisation 2.0, it continued to streamline its organisation and encouraged staff to move to sub-divided units and innovative businesses in an ongoing effort to optimise organisational and staff structure. The Company continued to introduce reforms to the incentive mechanism and promoted differentiated compensation and diversified incentives. At some subordinate companies, long-term staff incentive and governance mechanism was established. Market based incentive system was further improved, targeting value creation. Intensive advances were made in mixed-ownership reform at subordinate companies, as its Yunnan Branch expanded the overall service and operation contract-out with privately-owned partners to the entire province following the pilot-run conducted last year. Meanwhile, ongoing efforts were made to deepen sub-division reform, leading to enhanced vibrancy at the micro-entities.

SOCIAL RESPONSIBILITY AND CORPORATE GOVERNANCE

With a firm belief that social responsibility should be rooted in corporate strategies, incorporated in management and performed through operations, the Company fulfilled its social responsibility based on its new development philosophy and sought to better meet the ever-increasing public demand for a pleasant information communication life. It persisted in improving its corporate governance mechanism to ensure compliance in our operations and performance of duties. The Company built smart premium networks with meticulous craftsmanship, persisted in eco-friendly and low-carbon construction, while promoting “co-build co-share”. It safeguarded network security and made active contributions to the development of China into a cyber superpower and the creation of a secure and clean cyberspace. The Company upheld the principle of “All for Customers” and implemented policies such as “Speed Upgrade and Tariff Reduction” and mobile number portability to provide users with a rich variety of smart products and smart applications for the creation of a pleasant and convenient life. Vigorous efforts were made in the deployment of cutting-edge smart technologies and driving in-depth integration between information technology and real economy, with a view to facilitating the socioeconomic transformation and upgrade of traditional industries. Efforts were also made in active response to the “Belt and Road” initiative and serving national strategic planning such as the Xiong’an New Area, Guangdong-Hong Kong-Macau Greater Bay Area and Yangtze River Delta Integrations, etc. Meanwhile, the Company assisted to establish a smart Winter Olympics, supporting the implementation of national strategies through the provision of innovative communication services. Solid steps were taken to carry out targeted poverty alleviation in an effort to share benefits with people in the society. The Company also cared for the well-being of its staff and worked to facilitate their professional growth and development.

The Company continues to improve its corporate governance mechanism, enhance its execution capability and strengthen its risk management and internal control, in a bid to providing solid protection for sustainable and healthy development. During the first half of 2019, China Unicom was awarded a number of accolades, including accredited by FinanceAsia as “Asia’s No. 1 Best Managed Telecom Company” and receiving “The Best of Asia — Icon on Corporate Governance” award by Corporate Governance Asia.

OUTLOOK

As China officially enters 5G era, the issuance of 5G licenses will empower high quality development of the country’s real economy and bring about new opportunities for the innovative development of the communication industry. Meanwhile, the Company is also subject to a complex international environment and challenges arising from the slowdown in the industry development, intense market competition and the implementation of “Speed Upgrade and Tariff Reduction” and other policy. The Company is compelled to step up with its transformation towards an Internet-oriented operation and boost energy for innovative development, so as to achieve high-quality sustainable development.

In the second half of the year, the Company will boldly confront the challenges and actively implement the new development philosophy with deep execution of its Strategy of Focus, Innovation and Cooperation. It will advance its mixed-ownership reform in breadth and depth, endeavouring to create a new paradigm featuring China Unicom’s “Five New” establishment and high-quality sustainable growth. The Company will persevere in the implementation of the Internet-oriented operation and seek improvements in customer perception, operating efficiency and differentiated competitive advantages. It will strive to stabilise its fundamental business, expand the scale of its innovative businesses and make solid progress in 5G innovation, driving its overall business steady-to-rising. The Company will persist in its Focus Strategy and strive for 5G network “co-build and co-share” while further improving its 4G networks. It will continue to streamline and optimise its network structure and construct the “5G+4G” premium networks on a precise and efficient basis to provide solid assurance on business development. The Company will continue to enhance its business and capital cooperation with strategic investors, seek to deepen and broaden its innovative reforms in various aspects. It will drive cost reduction and efficiency enhancement while strengthening fundamental management and risk control, in a consistent effort to enhance inherent corporate vibrancy and operating efficiency for greater shareholders’ value.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and friends across society for their support to the Company, and to all employees for their continuous dedication and contribution along the way!

WANG XIAOCHU

Chairman and Chief Executive Officer

Hong Kong, 14 August 2019

Note 1:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

FINANCIAL OVERVIEW

I.	OVERVIEW

In the first half of 2019, total revenue was RMB144.95 billion, down by 2.8% year-on-year. Service revenue was RMB132.96 billion in the first half of 2019, down by 1.1% year-on-year. Net profit1 was RMB6.88 billion in the first half of 2019, up by RMB0.97 billion year-on-year.

In the first half of 2019, the Company’s net cash flow from operating activities was RMB42.36 billion. Capital expenditure was RMB22.05 billion in the first half of 2019. Liabilities-to-assets ratio was 44.0% as at 30 June 2019.

The Company has adopted IFRS/HKFRS 16, “Leases” since 1 January 2019. Subject to practical expedients allowed by the standard, the Company recognised a lease liability and a corresponding right-of-use asset for all applicable leases, and recognised interest expense accrued on the outstanding balance of the lease liability and depreciation of the right-of-use asset. The Company has elected to use the modified retrospective approach for the adoption of the standard, i.e. it will not restate the comparative figures for years/periods prior to its initial application, and will recognise the cumulative effect of initial application as adjustments to the opening balance of total assets, total liabilities and retained earnings in the current period. As a result, the adoption of IFRS/HKFRS 16 caused depreciation and amortisation, finance costs to increase in the first half of 2019 while the rental expenses within network, operation and support expenses reduced correspondingly.

II.	REVENUE

In the first half of 2019, the Company’s revenue was RMB144.95 billion, down by 2.8% year-on-year, of which, service revenue was RMB132.96 billion, down by 1.1% year-on-year.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the first half of 2019 and 2018:

	First half of 2019		First half of 2018
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	132.96	100.0%	134.42	100.0%
Include: Voice service	20.41	15.4%	24.00	17.9%
Non-voice service	112.55	84.6%	110.42	82.1%

1.	Voice Service

In the first half of 2019, service revenue from the voice service was RMB20.41 billion, down by 14.9% year-on-year.

2.	Non-Voice Service

In the first half of 2019, service revenue from the non-voice service was RMB112.55 billion, up by 1.9% year-on-year.

III.	COSTS AND EXPENSES

In the first half of 2019, total costs and expenses were RMB136.21 billion, down by 3.6% year-on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the first half of 2019 and 2018:

	First half of 2019		First half of 2018
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	136.21	93.97%	141.29	94.76%
Operating costs	137.24	94.68%	142.08	95.29%
Include: Interconnection charges	5.78	3.99%	6.69	4.48%
Depreciation and amortisation	41.79	28.83%	38.65	25.92%
Network, operation and support expenses	20.80	14.35%	27.74	18.61%
Employee benefit expenses	25.19	17.38%	24.41	16.37%
Costs of telecommunications products sold	12.39	8.55%	14.70	9.86%
Selling and marketing expenses	17.46	12.04%	16.49	11.06%
General, administrative and other expenses	13.83	9.54%	13.41	8.99%
Finance costs, net of interest income	0.53	0.37%	0.21	0.14%
Share of net profit of associates	–0.69	–0.48%	–0.55	–0.37%
Share of net profit of joint ventures	–0.33	–0.23%	–0.29	–0.19%
Other income-net	–0.54	–0.37%	–0.16	–0.11%

1.	Interconnection charges

The interconnection charges were RMB5.78 billion in the first half of 2019, down by 13.6% year-on-year and, as a percentage of revenue, decreased from 4.48% in the first half of 2018 to 3.99% in the first half of 2019.

2.	Depreciation and amortisation

Depreciation and amortisation charges were RMB41.79 billion in the first half of 2019, up by 8.1% year-on-year and, as a percentage of revenue, increased from 25.92% in the first half of 2018 to 28.83% in the first half of 2019, after the impact on adoption of IFRS/HKFRS 16.

3.	Network, operation and support expenses

Network, operation and support expenses were RMB20.80 billion in the first half of 2019, down by 25.0% year-on-year and, as a percentage of revenue, decreased from 18.61% in the first half of 2018 to 14.35% in the first half of 2019, after the impact on adoption of IFRS/HKFRS 16.

4.	Employee benefit expenses

Employee benefit expenses were RMB25.19 billion in the first half of 2019, up by 3.2% year-on-year and, as a percentage of revenue, increased from 16.37% in the first half of 2018 to 17.38% in first half of 2019.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold were RMB12.39 billion and revenue from sales of telecommunications products were RMB12.00 billion in the first half of 2019. Loss on sales of telecommunications products was RMB0.39 billion, of which handset subsidy cost amounted to RMB0.61 billion in the first half of 2019, up by 61.9% year-on-year.

6.	Selling and marketing expenses

Selling and marketing expenses were RMB17.46 billion in the first half of 2019, up by 5.9% year-on-year and, as a percentage of revenue, increased from 11.06% in the first half of 2018 to 12.04% in the first half of 2019.

7.	General, administrative and other expenses

General, administrative and other expenses were RMB13.83 billion in the first half of 2019, up by 3.1% year-on-year and, as a percentage of revenue, increased from 8.99% in the first half of 2018 to 9.54% in the first half of 2019.

8.	Finance costs, net of interest income

Finance costs, net of interest income, was RMB0.53 billion in the first half of 2019, increased by RMB0.32 billion year-on-year, after the impact on adoption of IFRS/HKFRS 16.

9.	Other income-net

Other income-net was RMB0.54 billion in the first half of 2019, up by RMB0.38 billion year-on-year.

IV.	EARNINGS

1.	Profit before income tax

In the first half of 2019, profit before income tax was RMB8.74 billion, up by 11.8% year-on-year.

2.	Income tax

In the first half of 2019, the Company’s income tax was RMB1.85 billion and the effective tax rate was 21.2%.

3.	Net profit

In the first half of 2019, the Company’s net profit1 was RMB6.88 billion, up by RMB0.97 billion year-on-year. Basic earnings per share was RMB0.225, up by 16.3% year-on-year.

V.	EBITDA[2]

In the first half of 2019, the Company’s EBITDA was RMB49.51 billion, up by 8.4% year-on-year. EBITDA as a percentage of service revenue was 37.2%, up by 3.2 percentage points year-on-year, after the impact on adoption of IFRS/HKFRS 16.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In the first half of 2019, capital expenditure of the Company totalled RMB22.05 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In the first half of 2019, the Company’s net cash inflow from operating activities was RMB42.36 billion. Free cash flow was RMB20.31 billion after the deduction of the capital expenditure.

VII.	BALANCE SHEET

Mainly due to the impact on adoption of IFRS/HKFRS 16, the Company’s total assets changed from RMB540.32 billion as at 31 December 2018 to RMB565.13 billion as at 30 June 2019. Total liabilities changed from RMB226.03 billion as at 31 December 2018 to RMB248.44 billion as at 30 June 2019. The liabilities-to-assets ratio increased from 41.8% as at 31 December 2018 to 44.0% as at 30 June 2019. The debt-to-capitalisation ratio increased from 11.3% as at 31 December 2018 to 16.9% as at 30 June 2019. The net debt-to-capitalisation ratio was 9.7% as at 30 June 2019.

Note 1:	Net profit represented profit attributable to equity shareholders of the Company.
Note 2:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2019	2018
Revenue	5	144,954	149,105
Interconnection charges		(5,779)	(6,685)
Depreciation and amortisation	3	(41,791)	(38,646)
Network, operation and support expenses	3,6	(20,800)	(27,744)
Employee benefit expenses	7	(25,192)	(24,410)
Costs of telecommunications products sold	8	(12,391)	(14,696)
Other operating expenses	3,9	(31,284)	(29,897)
Finance costs	3,10	(1,180)	(1,122)
Interest income		645	908
Share of net profit of associates		689	554
Share of net profit of joint ventures		326	291
Other income — net	11	543	161

Profit before income tax		8,740	7,819
Income tax expenses	12	(1,849)	(1,870)

Profit for the period	3	6,891	5,949

Profit attributable to:
Equity shareholders of the Company		6,877	5,912

Non-controlling interests		14	37

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	13	0.22	0.19

Diluted earnings per share (RMB)	13	0.22	0.19

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

The notes on pages 18 to 54 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in RMB millions)

	Six months ended 30 June
	2019	2018
Profit for the period	6,891	5,949
Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(65)	(506)
Tax effect on changes in fair value of financial assets through other comprehensive income (non-recycling)	(1)	2

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(66)	(504)
Remeasurement of net defined benefit liability, net of tax	(1)	(2)

	(67)	(506)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	17	22

Other comprehensive income for the period, net of tax	(50)	(484)

Total comprehensive income for the period	6,841	5,465

Total comprehensive income attributable to:
Equity shareholders of the Company	6,827	5,428

Non-controlling interests	14	37

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

The notes on pages 18 to 54 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2019

(All amounts in RMB millions)

		30 June	31 December
	Note	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	14	371,145	384,475
Lease prepayments		—	9,290
Right-of-use assets		44,542	—
Goodwill		2,771	2,771
Interest in associates		36,077	35,758
Interest in joint ventures		4,322	3,966
Deferred income tax assets	12	2,495	3,401
Contract assets		609	570
Contract costs		5,460	5,632
Financial assets at fair value through other comprehensive income	15	3,838	3,903
Other assets	16	12,592	14,645

		483,851	464,411

Current assets
Inventories and consumables	17	2,278	2,388
Contract assets		1,251	1,254
Accounts receivable	18	21,433	14,433
Prepayments and other current assets	19	11,425	11,106
Amounts due from ultimate holding company	31	9,403	7,431
Amounts due from related parties	31	248	935
Amounts due from domestic carriers		3,909	3,812
Financial assets at fair value through profit and loss		265	770
Short-term bank deposits and restricted deposits		3,560	3,720
Cash and cash equivalents		27,504	30,060

		81,276	75,909

Total assets		565,127	540,320

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	20	254,056	254,056
Reserves		(19,846)	(20,154)
Retained profits
— Proposed 2018 final dividend	21	—	4,100
— Others		81,830	75,920

		316,040	313,922

Non-controlling interests		647	364

Total equity		316,687	314,286

	Note	30 June 2019	31 December 2018
LIABILITIES
Non-current liabilities
Long-term bank loans	22	3,023	3,173
Lease liabilities		23,523	—
Corporate bonds	23	2,996	999
Deferred income tax liabilities	12	112	111
Deferred revenue		4,349	3,609
Amounts due to related parties		3,042	3,042
Other obligations		229	190

		37,274	11,124

Current liabilities
Short-term bank loans	24	10,620	15,085
Lease liabilities		10,666	—
Current portion of long-term bank loans	22	435	441
Accounts payable and accrued liabilities	25	123,473	122,458
Taxes payable		790	911
Amounts due to ultimate holding company	31	1,425	1,214
Amounts due to related parties	31	8,069	8,843
Amounts due to domestic carriers		2,399	2,144
Dividend payable	21	920	920
Current portion of corporate bonds	23	10,000	16,994
Current portion of deferred revenue		—	78
Current portion of other obligations		2,676	2,844
Contract liabilities		39,402	42,650
Advances from customers		291	328

		211,166	214,910

Total liabilities		248,440	226,034

Total equity and liabilities		565,127	540,320

Net current liabilities		(129,890)	(139,001)

Total assets less current liabilities		353,961	325,410

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

The notes on pages 18 to 54 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserves	Retained profits	Total	Non- controlling interests	Total equity
Balance at 1 January 2018	254,056	227	(6,994)	28,967	(43,022)	71,713	304,947	297	305,244
Total comprehensive income for the period	—	—	(504)	—	20	5,912	5,428	37	5,465
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	5	5
Dividends relating to 2017 (Note 21)	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Capital contribution relating to share-based payment borne by China United Network Communications Limited (“A Share Company”) (Note 28)	—	—	—	—	307	—	307	—	307

Balance at 30 June 2018	254,056	227	(7,498)	28,967	(42,695)	76,034	309,091	339	309,430

Balance at 31 December 2018	254,056	474	(7,375)	29,019	(42,272)	80,020	313,922	364	314,286
Impact on initial application of IFRS/HKFRS 16	—	—	—	(107)	—	(967)	(1,074)	—	(1,074)

Balance at 1 January 2019	254,056	474	(7,375)	28,912	(42,272)	79,053	312,848	364	313,212
Total comprehensive income for the period	—	—	(66)	—	16	6,877	6,827	14	6,841
Capital contribution from non-controlling interests	—	—	—	—	205	—	205	269	474
Share of an associate’s other reserves	—	—	—	—	(50)	—	(50)	—	(50)
Dividends relating to 2018 (Note 21)	—	—	—	—	—	(4,100)	(4,100)	—	(4,100)
Capital contribution relating to share-based payment borne by A Share Company (Note 28)	—	—	—	—	310	—	310	—	310

Balance at 30 June 2019	254,056	474	(7,441)	28,912	(41,791)	81,830	316,040	647	316,687

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

The notes on pages 18 to 54 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in RMB millions)

		Six months ended 30 June
	Note	2019	2018
Cash flows from operating activities
Cash generated from operations	3	42,647	51,362
Income tax paid		(292)	(457)

Net cash inflow from operating activities	3	42,355	50,905

Cash flows from investing activities
Purchase of property, plant and equipment		(23,773)	(24,780)
Other cash flows arising from investing activities		(3,282)	(908)

Net cash outflow from investing activities		(27,055)	(25,688)

Cash flows from financing activities
Capital element of lease rentals paid	3	(4,614)	—
Dividend paid to equity shareholder of the Company	21	(4,100)	(1,591)
Other cash flows arising from financing activities		(9,146)	(18,485)

Net cash outflow from financing activities	3	(17,860)	(20,076)

Net (decrease)/increase in cash and cash equivalents		(2,560)	5,141
Cash and cash equivalents, beginning of period		30,060	32,836
Effect of changes in foreign exchange rate		4	16

Cash and cash equivalents, end of period		27,504	37,993

Analysis of the balances of cash and cash equivalents:
Cash balances		—	1
Bank balances		27,504	37,992

		27,504	37,993

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

The notes on pages 18 to 54 are an integral part of this unaudited condensed consolidated interim financial information.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the (“Group”). The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by A Share Company, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

Under a mixed-ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”), a substantial shareholder of A Share Company, also transferred certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million. As a result, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52%.

The directors of the Company consider Unicom Group as the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34, “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

2.	BASIS OF PREPARATION (CONTINUED)

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2018. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2018 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2019.

The financial information relating to the year ended 31 December 2018 that is included in this interim financial report of 2019 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2018 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

(a)	Going Concern Assumption

As at 30 June 2019, current liabilities of the Group exceeded current assets by approximately RMB129.9 billion (31 December 2018: approximately RMB139.0 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB335.9 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB323.0 billion was unutilised as at 30 June 2019; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2019 have been prepared on a going concern basis.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB and HKICPA have issued new International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) and a number of amendments and interpretations to IFRSs/HKFRSs and IASs/HKASs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s consolidated financial statements:

•	IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”)

•	IFRIC/HK(IFRIC) 23, “Uncertainty over income tax treatments”

•	Annual improvement to IFRSs/HKFRSs 2015–2017 Cycle

•	Amendments to IAS/HKAS 28, “Long-term interests in associates and joint ventures”

•	Amendments to IAS/HKAS 19, “Plan amendment, curtailment or settlement”

Except for IFRS/HKFRS 16, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial information. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS/HKFRS 16, “Leases”

IFRS/HKFRS 16 replaces IAS/HKAS 17, “Leases” (“IAS/HKAS 17”), and the related interpretations, IFRIC/HK(IFRIC) 4, “Determining whether an arrangement contains a lease”, SIC/HK(SIC) 15, “Operating leases-incentives” and SIC/HK(SIC) 27, “Evaluating the substance of transactions involving the legal form of a lease”. It introduces a single accounting model for lessees, which requires a lessee to recognise a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low value assets. The lessor accounting requirements are brought forward from IAS/HKAS 17 substantially unchanged.

The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. The Group has elected to use the modified retrospective approach and measure the carrying amount of right-of-use asset as if IFRS/HKFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application. The Group has therefore recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019. Comparative information has not been restated and continues to be reported under IAS/HKAS 17.

Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below:

(a)	Changes in the accounting policies

(i)	New definition of a lease

The change in the definition of a lease mainly relates to the concept of control. IFRS/HKFRS 16 defines a lease on the basis of whether a customer controls the use of an identified asset for a period of time, which may be determined by a defined amount of use. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

The Group applies the new definition of a lease in IFRS/HKFRS 16 only to contracts that were entered into or changed on or after 1 January 2019. For contracts entered into before 1 January 2019, the Group has used the transitional practical expedient to grandfather the previous assessment of which existing arrangements are or contain leases.

Accordingly, contracts that were previously assessed as leases under IAS/HKAS 17 continue to be accounted for as leases under IFRS/HKFRS 16 and contracts previously assessed as non-lease service arrangements continue to be accounted for as executory contracts.

3.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IFRS/HKFRS 16, “Leases” (Continued)

(a)	Changes in the accounting policies (Continued)

(ii)	Lessee accounting

IFRS/HKFRS 16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS/HKAS 17. Instead, the Group is required to capitalise all leases when it is the lessee, including leases previously classified as operating leases under IAS/HKAS 17, other than those short-term leases and leases of low-value assets. As far as the Group is concerned, these newly capitalised leases are primarily in relation to telecommunications equipment, properties and other assets.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. For the Group, low-value assets are typically computers or office furniture. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received.

The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right of-use asset has been reduced to zero.

3.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IFRS/HKFRS 16, “Leases” (Continued)

(a)	Changes in the accounting policies (Continued)

(iii)	Lessor accounting

The Group mainly leases out a number of items of properties as the lessor of operating leases.

The accounting policies applicable to the Group as a lessor remain substantially unchanged from those under IAS/HKAS 17.

Under IFRS/HKFRS 16, when the Group acts as an intermediate lessor in a sublease arrangement, the Group is required to classify the sublease as a finance lease or an operating lease by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset. The adoption of IFRS/HKFRS 16 does not have a significant impact on the Group’s financial statements in this regard.

(b)	Critical accounting judgements and sources of estimation uncertainty in applying the above accounting policies

(i)	Determining the lease term

As explained in the above accounting policies, the lease liability is initially recognised at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favourable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognised in future years.

(c)	Transitional impact

At the date of transition to IFRS/HKFRS 16 (i.e. 1 January 2019), the Group determined the length of the remaining lease terms and measured the lease liabilities for the leases previously classified as operating leases at the present value of the remaining lease payments, discounted using the relevant incremental borrowing rates at 1 January 2019. The weighted average of the incremental borrowing rates used for determination of the present value of the remaining lease payments was 3.7%.

To ease the transition to IFRS/HKFRS 16, the Group applied the following recognition exemption and practical expedients at the date of initial application of IFRS/HKFRS 16:

(i)

the Group elected not to apply the requirements of IFRS/HKFRS 16 in respect of the recognition of lease liabilities and right-of-use assets to leases for which the remaining lease term ends within 12 months from the date of initial application of IFRS/HKFRS 16, i.e. where the lease term ends on or before 31 December 2019; and

(ii)

when measuring the lease liabilities at the date of initial application of IFRS/HKFRS 16, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

3.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IFRS/HKFRS 16, “Leases” (Continued)

(c)	Transitional impact (Continued)

The following table reconciles the operating lease commitments as at 31 December 2018 as disclosed in Note 32.2 to the opening balance for lease liabilities recognised as at 1 January 2019:

1 January 2019
Operating lease and other commitments at 31 December 2018	54,751
Less: commitments relating to non-lease elements at 31 December 2018	(14,345)

Operating lease commitments at 31 December 2018	40,406
Less: commitments relating to leases exempt from capitalisation:
— short-term leases and other leases with remaining lease term ending on or before 31 December 2019	(721)
— leases of low-value assets	(36)
Less: total future interest expenses	(3,169)

Present value of remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019	36,480
Add: finance lease liabilities recognised as at 31 December 2018	240

Total lease liabilities recognised at 1 January 2019	36,720

The right-of-use assets in relation to leases previously classified as operating leases have been recognised as if IFRS/HKFRS 16 had always been applied since the commencement date of the lease.

So far as the impact of the adoption of IFRS/HKFRS 16 on leases previously classified as finance leases is concerned, the Group is not required to make any adjustments at the date of initial application of IFRS/HKFRS 16, other than changing the captions for the balances. Accordingly, instead of “Obligations under finance leases”, these amounts are included within “Lease liabilities”, and the depreciated carrying amount of the corresponding leased asset is identified as a right-of-use asset. There is no impact on the opening balance of equity.

The Group presents right-of-use assets that do not meet the definition of investment property, and lease liabilities separately in the consolidated statement of financial position.

3.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IFRS/HKFRS 16, “Leases” (Continued)

(c)	Transitional impact (Continued)

The following table summarises the impacts of the adoption of IFRS/HKFRS 16 on the Group’s consolidated statement of financial position:

	Carrying amount at 31 December 2018	Capitalisation of operating lease contracts	Carrying amount at 1 January 2019
Line items in the consolidated statement of financial position impacted by the adoption of IFRS/HKFRS 16:

ASSETS
Property, plant and equipment	384,475	(343)	384,132
Lease prepayments	9,290	(9,290)	—
Right-of-use assets	—	47,359	47,359
Interest in associates	35,758	(264)	35,494
Deferred income tax assets	3,401	271	3,672
Other assets	14,645	(1,801)	12,844

Total non-current assets	464,411	35,932	500,343

Prepayments and other current assets	11,106	(526)	10,580
Total current assets	75,909	(526)	75,383

Total assets	540,320	35,406	575,726

EQUITY
Reserves	(20,154)	(107)	(20,261)
Retained profits
— Proposed 2018 final dividend	4,100	—	4,100
— Others	75,920	(967)	74,953

Total equity	314,286	(1,074)	313,212

3.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IFRS/HKFRS 16, “Leases” (Continued)

(c)	Transitional impact (Continued)

	Carrying amount at 31 December 2018	Capitalisation of operating lease contracts	Carrying amount at 1 January 2019
Line items in the consolidated statement of financial position impacted by the adoption of IFRS/HKFRS 16:
Lease liabilities (non-current portion)	—	27,576	27,576
Other obligations	190	(6)	184
Total non-current liabilities	11,124	27,570	38,694
Lease liabilities (current portion)	—	9,144	9,144
Current portion of other obligations	2,844	(234)	2,610
Current liabilities	214,910	8,910	223,820
Net current liabilities	(139,001)	(9,436)	(148,437)

Total assets less current liabilities	325,410	26,496	351,906

3.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IFRS/HKFRS 16, “Leases” (Continued)

(d)	Impact on the financial results and cash flows of the Group

After the initial recognition of right-of-use assets and lease liabilities as at 1 January 2019, the Group as a lessee is required to recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. This results in a negative impact on the reported profit for the period in the Group’s consolidated statement of income, as compared to the results if IAS/HKAS 17 had been applied during the period.

In the statement of cash flows, the Group as a lessee is required to split rentals paid under capitalised leases into their capital element and interest element. Capital element of lease rentals paid are classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS/HKAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS/HKAS 17. Although total cash flows are unaffected, the adoption of IFRS/HKFRS 16 therefore results in a significant change in presentation of cash flows within the consolidated statement of cash flows.

The following tables may give an indication of the estimated impact of adoption of IFRS/HKFRS 16 on the Group’s financial results and cash flows for the six months ended 30 June 2019, by adjusting the amounts reported under IFRS/HKFRS 16 in these interim financial statements to compute estimates of the hypothetical amounts that would have been recognised under IAS/HKAS 17 if this superseded standard had continued to apply to 2019 instead of IFRS/HKFRS 16, and by comparing these hypothetical amounts for 2019 with the actual 2018 corresponding amounts which were prepared under IAS/HKAS 17.

3.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IFRS/HKFRS 16, “Leases” (Continued)

(d)	Impact on the financial results and cash flows of the Group (Continued)

	Six months ended 30 June 2019				Six months ended 30 June 2018
	Amounts reported under IFRS/ HKFRS 16 (A)	Add back: IFRS/ HKFRS 16 depreciation and interest expense (B)	Deduct: Estimated amounts related to operating lease as if under IAS/HKAS 17 (Note i) (C)	Hypothetical amounts for 2019 as if under IAS/HKAS 17 (D=A+B+C)	Compared to amounts reported for 2018 under IAS/HKAS 17
Financial results for the six months ended 30 June 2019 impacted by the adoption of IFRS/HKFRS 16:
Depreciation and amortisation	(41,791)	5,183	—	(36,608)	(38,646)
Network, operation and support expenses	(20,800)	—	(5,600)	(26,400)	(27,744)
Other operating expenses	(31,284)	—	(64)	(31,348)	(29,897)
Finance costs	(1,180)	688	—	(492)	(1,122)
Profit before income tax	8,740	5,871	(5,664)	8,947	7,819
Profit for the period	6,891	5,871	(5,664)	7,098	5,949

3.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

IFRS/HKFRS 16, “Leases” (Continued)

(d)	Impact on the financial results and cash flows of the Group (Continued)

	Six months ended 30 June 2019			Six months ended 30 June 2018
	Amounts reported under IFRS/HKFRS 16 (A)	Estimated amounts related to operating leases as if under IAS/HKAS 17 (Notes i & ii) (B)	Hypothetical amounts for 2019 as if under IAS/HKAS 17 (C=A+B)	Compared to amounts reported for 2018 under IAS/HKAS 17
Line items in the condensed consolidated statement of cash flows for the six months ended 30 June 2019 impacted by the adoption of IFRS/HKFRS 16:
Cash generated from operations	42,647	(4,483)	38,164	51,362
Net cash inflow from operating activities	42,355	(4,483)	37,872	50,905
Capital element of lease rentals paid	(4,614)	4,483	(131)	—
Net cash outflow from financing activities	(17,860)	4,483	(13,377)	(20,076)

(i)

The “estimated amounts related to operating leases” is an estimate of the amount of the cash flows in 2019 that relate to leases which would have been classified as operating leases, if IAS/HKAS 17 had still applied in 2019. This estimate assumes that all of the new leases entered into in 2019 would have been classified as operating leases under IAS/HKAS 17, if IAS/HKAS 17 had still applied in 2019. Any potential net tax effect is ignored.

(ii)

In this table, these cash outflows are reclassified from financing to operating in order to compute hypothetical amounts of net cash inflow from operating activities and net cash outflow from financing activities as if IAS/HKAS 17 still applied.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation (“SAT”) and General Administration of Customs of the PRC jointly issued a notice dated 20 March 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from 1 April 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	Six months ended 30 June
	2019	2018
Voice usage and monthly fees	13,926	16,958
Broadband and mobile data services	72,780	75,528
Data and internet application services	18,785	14,046
Other value-added services	11,418	12,247
Interconnection fees	6,453	6,912
Transmission lines usage and associated services	7,870	6,885
Other services	1,725	1,847

Total service revenue	132,957	134,423
Sales of telecommunications products	11,997	14,682

Total	144,954	149,105

Include: Revenue from contracts with customers within the scope of IFRS/HKFRS 15, “Revenue from Contracts with Customers” (“IFRS/HKFRS 15”)	144,384	148,636
Revenue from other sources	570	469

6.	NETWORK, OPERATION AND SUPPORT EXPENSES

		Six months ended 30 June
	Note	2019	2018
Repairs and maintenance		4,627	5,710
Power and water charges		6,071	7,375
Charges for use of network, premises, equipment and facilities	(ii)	4,002	5,680
Charges for use of Tower Assets	(iii), 31.2	5,106	7,923
Others		994	1,056

		20,800	27,744

(i)	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

(ii)

During the six months ended 30 June 2019, charges for use of network, premises, equipment and facilities mainly included the non-lease components charges and the lease components charges, such as expense relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities which are recorded in profit or loss as incurred.

(iii)

During the six months ended 30 June 2019, charges for use of Tower Assets included the non-lease components charges (maintenance service, certain ancillary facilities usage and other related support services charges) and the lease components charges of variable lease payments which are recorded in profit or loss as incurred.

7.	EMPLOYEE BENEFIT EXPENSES

		Six months ended 30 June
	Note	2019	2018
Salaries and wages		18,990	18,860
Contributions to defined contribution pension schemes		3,207	2,848
Contributions to medical insurance		1,135	994
Contributions to housing fund		1,543	1,392
Other housing benefits		7	9
Share-based compensation	28	310	307

		25,192	24,410

8.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	Six months ended 30 June
	2019	2018
Handsets and other telecommunications products	12,317	14,581
Others	74	115

	12,391	14,696

9.	OTHER OPERATING EXPENSES

	Six months ended 30 June
	2019	2018
Credit loss allowance and write-down of inventories	2,296	2,299
Commission and other service expenses	12,057	11,137
Advertising and promotion expenses	1,180	1,097
Internet access terminal maintenance expenses	1,552	1,671
Customer retention costs	1,814	1,782
Property management fee	1,044	1,085
Office and administrative expenses	673	730
Transportation expense	691	727
Miscellaneous taxes and fees	618	736
Service technical support expenses	6,683	3,967
Repairs and maintenance expenses	289	304
(Profit)/Loss on disposal of property, plant and equipment	(151)	1,782
Others	2,538	2,580

	31,284	29,897

10.	FINANCE COSTS

		Six months ended 30 June
	Note	2019	2018
Finance costs:
— Interest on bank loans repayable within 5 years		302	603
— Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		258	701
— Interest on lease liabilities	(i)	694	—
— Interest on related party loans repayable within 5 years		66	15
— Interest on bank loans repayable over 5 years		22	23
— Less: Amounts capitalised in Construction-in-progress (“CIP”)		(202)	(285)

Total interest expense		1,140	1,057
— Net exchange loss/(gain)		20	(44)
— Others		20	109

		1,180	1,122

(i)	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

11.	OTHER INCOME — NET

	Six months ended 30 June
	2019	2018
Dividend income from financial assets at fair value through other comprehensive income	98	95
Others	445	66

	543	161

12.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2018: 16.5%) on the estimated assessable profits for the six months ended 30 June 2019. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2019 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2018: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2018: 15%).

	Six months ended 30 June
	2019	2018
Provision for income tax on estimated taxable profits for the period
— Hong Kong	29	19
— Mainland China and other countries	671	340
(Over)/Under-provision in respect of prior years	(27)	15

	673	374
Deferred taxation	1,176	1,496

Income tax expenses	1,849	1,870

12.	TAXATION (CONTINUED)

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

		Six months ended 30 June
	Note	2019	2018
Profit before taxation		8,740	7,819

Expected income tax expense at PRC statutory tax rate of 25%		2,185	1,955
Impact of different tax rate outside Mainland China		(15)	(22)
Tax effect of preferential tax rate	(i)	(60)	(49)
Tax effect of non-deductible expenses		98	254
Tax effect of non-taxable income from share of net profit of joint ventures		(82)	(73)
Tax effect of non-taxable income from share of net profit of associates	(ii)	(140)	(93)
(Over)/Under-provision in respect of prior years		(27)	15
Tax effect of unused tax losses not recognised, net of utilisation	(iii)	(44)	(51)
Others		(66)	(66)

Actual tax expense		1,849	1,870

(i)

According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii)

Adjustment to investment in associates represents the tax effect on share of net profit of associates, net of reversal of deferred tax assets on unrealised profit from transactions with China Tower Corporation Limited (“Tower Company”).

(iii)

As at 30 June 2019, the Group did not recognise deferred tax assets in respect of tax losses of approximately RMB1,087 million (31 December 2018: approximately RMB1,313 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be progressively expired by 2023.

As at 30 June 2019, the Group did not recognise deferred tax assets of RMB1,960 million (31 December 2018: RMB1,942 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realised.

12.	TAXATION (CONTINUED)

The movement of the net deferred tax assets/(liabilities) is as follows:

	Six months ended 30 June
	2019	2018
Net deferred tax assets after offsetting:
Balance at 31 December 2018/31 December 2017	3,401	5,973
— Impact on initial application of IFRS/HKFRS 15	—	(584)
— Impact on initial application of IFRS/HKFRS 9 (2014), “Financial Instruments”	—	265
— Impact on initial application of IFRS/HKFRS 16	271	—

Balance at 1 January 2019/1 January 2018	3,672	5,654
— Deferred tax charged to the statement of income	(1,175)	(1,497)
— Deferred tax (charged)/credited to other comprehensive income	(2)	3

Balance at 30 June 2019/30 June 2018	2,495	4,160

Net deferred tax liabilities after offsetting:
Balance at 31 December 2018/31 December 2017	(111)	(108)
— Deferred tax (charged)/credited to the statement of income	(1)	1

Balance at 30 June 2019/30 June 2018	(112)	(107)

13.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2019 and 2018 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2019 and 2018 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2019 and 2018.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2019	2018
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	6,877	5,912

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	30,598

Basic/Diluted earnings per share (in RMB)	0.22	0.19

14.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the six months ended 30 June 2019 and 2018 are as follows:

	Six months ended 30 June 2019
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
At 31 December 2018	73,876	846,385	20,080	3,916	42,306	986,563
Impact on initial application of IFRS/HKFRS 16 (Note)	—	(461)	—	—	—	(461)

At 1 January 2019	73,876	845,924	20,080	3,916	42,306	986,102
Additions	27	112	107	43	21,709	21,998
Transfer from CIP	288	12,264	243	95	(12,890)	—
Transfer to other assets	—	—	—	—	(2,062)	(2,062)
Disposals	(19)	(3,229)	(251)	(53)	—	(3,552)

End of period	74,172	855,071	20,179	4,001	49,063	1,002,486

Accumulated depreciation and impairment:
At 31 December 2018	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)
Impact on initial application of IFRS/HKFRS 16 (Note)	—	118	—	—	—	118

At 1 January 2019	(34,222)	(549,093)	(15,559)	(2,978)	(118)	(601,970)
Charge for the period	(1,390)	(30,398)	(626)	(205)	—	(32,619)
Disposals	16	2,957	224	51	—	3,248

End of period	(35,596)	(576,534)	(15,961)	(3,132)	(118)	(631,341)

Net book value:
End of period	38,576	278,537	4,218	869	48,945	371,145

At 1 January 2019	39,654	296,831	4,521	938	42,188	384,132

At 31 December 2018	39,654	297,174	4,521	938	42,188	384,475

Note:

On the date of transition to IFRS/HKFRS 16, assets previously under finance leases of net book value RMB343 million previously included in “Property, plant and equipment” were adjusted to “Right-of-use assets” recognised at 1 January 2019. See Note 3.

14.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The movements of property, plant and equipment for the six months ended 30 June 2019 and 2018 are as follows: (Continued)

	Six months ended 30 June 2018
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of period	71,077	870,692	20,170	4,290	52,218	1,018,447
Additions	45	159	95	84	11,467	11,850
Transfer from CIP	372	22,159	279	75	(22,885)	—
Transfer to other assets	—	—	—	—	(2,078)	(2,078)
Disposals	(87)	(39,427)	(374)	(327)	—	(40,215)

End of period	71,407	853,583	20,170	4,122	38,722	988,004

Accumulated depreciation and impairment:
Beginning of period	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)
Charge for the period	(1,336)	(31,970)	(649)	(281)	(6)	(34,242)
Disposals	34	37,028	350	326	—	37,738

End of period	(33,016)	(546,341)	(15,743)	(3,144)	(111)	(598,355)

Net book value:
End of period	38,391	307,242	4,427	978	38,611	389,649

Beginning of period	39,363	319,293	4,726	1,101	52,113	416,596

15.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2019	31 December 2018
Listed in the PRC	156	147
Listed outside the PRC	3,624	3,698
Unlisted	58	58

	3,838	3,903

For the six months ended 30 June 2019, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB65 million (for the six months ended 30 June 2018: decrease of approximately RMB506 million). The decrease, net of tax impact, of approximately RMB66 million (for the six months ended 30 June 2018: decrease, net of tax impact, of approximately RMB504 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

16.	OTHER ASSETS

	Note	30 June 2019	31 December 2018
Intangible assets		11,009	11,156
Prepaid rentals	(i)	—	1,801
Prepaid services charges for transmission lines and electricity cables and other services		576	459
VAT recoverable	(ii)	409	424
Others		598	805

		12,592	14,645

(i)	On the date of transition to IFRS/HKFRS 16, prepaid rentals of RMB1,801 million previously included in “Other assets” were adjusted to “Right-of-use assets” recognised at 1 January 2019. See Note 3.

(ii)

VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in “Prepayments and other current assets”. See Note 19(ii).

17.	INVENTORIES AND CONSUMABLES

	30 June 2019	31 December 2018
Handsets and other telecommunications products	1,966	2,111
Consumables	11	27
Others	301	250

	2,278	2,388

18.	ACCOUNTS RECEIVABLE

	30 June 2019	31 December 2018
Accounts receivable	30,283	21,142
Less: Credit loss allowance	(8,850)	(6,709)

	21,433	14,433

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	30 June 2019	31 December 2018
Within one month	9,423	8,158
More than one month to three months	3,967	2,285
More than three months to one year	5,681	2,843
More than one year	2,362	1,147

	21,433	14,433

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

19.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of credit loss allowance, are as follows:

	Note	30 June 2019	31 December 2018
Prepaid rentals	(i)	—	526
Prepaid services charges for transmission lines and electricity cables and other services		1,120	1,119
Prepaid power and water charges		529	562
Deposits and prepayments		2,009	1,847
Advances to employees		24	22
VAT recoverable	(ii)	4,785	4,568
Prepaid enterprise income tax		33	312
Others		2,925	2,150

		11,425	11,106

(i)

On the date of transition to IFRS/HKFRS 16, prepaid rentals of RMB526 million previously included in “Prepayments and other current assets” were adjusted to “Right-of-use assets” recognised at 1 January 2019. See Note 3.

(ii)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognised as expenses within one year.

As at 30 June 2019, there was no significant impairment for the prepayments and other current assets.

20.	SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital
At 1 January 2018, at 31 December 2018 and at 30 June 2019	30,598	254,056

21.	DIVIDENDS

At the annual general meeting held on 10 May 2019, the shareholders of the Company approved the payment of a final dividend of RMB0.134 per ordinary share for the year ended 31 December 2018 totaling approximately RMB4,100 million (the year ended 31 December 2017: final dividend of RMB0.052 per ordinary share, totaling approximately RMB1,591 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2019.

Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 30 June 2019.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2019 and 31 December 2018, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

22.	LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2019	31 December 2018
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (31 December 2018: 1.08% to 1.20%) per annum with maturity through 2036 (31 December 2018: maturity through 2036)	3,166	3,300
USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (31 December 2018: Nil to 1.55%) per annum with maturity through 2039 (31 December 2018: maturity through 2039)	241	252
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2018: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2018: maturity through 2034)	51	62

Sub-total		3,458	3,614
Less: Current portion		(435)	(441)

		3,023	3,173

As at 30 June 2019, long-term bank loans of approximately RMB89 million (31 December 2018: approximately RMB96 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	30 June	31 December
	2019	2018
Balances due:
— no later than one year	435	441
— later than one year and no later than two years	412	417
— later than two years and no later than five years	1,172	1,173
— later than five years	1,439	1,583

	3,458	3,614
Less: Portion classified as current liabilities	(435)	(441)

	3,023	3,173

23.	CORPORATE BONDS

On 7 June 2016, the Group issued RMB7 billion 3-year corporate bonds, bearing interest at 3.07% per annum, and was fully repaid in June 2019.

On 7 June 2016, the Group issued RMB1 billion 5-year corporate bond, bearing interest at 3.43% per annum.

On 14 July 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum.

On 19 June 2019, the Group issued RMB2 billion 3-year corporate bonds, bearing interest at 3.67% per annum.

24.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	30 June 2019	31 December 2018
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 3.915% (31 December 2018: 2.35% to 4.77%) per annum with maturity through 2020 (31 December 2018: maturity through 2019)	10,620	15,085

25.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2019	31 December 2018
Payables to contractors and equipment suppliers	64,839	70,526
Payables to telecommunications products suppliers	4,100	4,349
Customer/contractor deposits	6,371	6,381
Repair and maintenance expense payables	6,398	6,252
Bills payable	2,316	—
Salary and welfare payables	9,967	5,900
Interest payable	306	299
Amounts due to service providers/content providers	1,913	1,920
VAT received from customer in advance	3,141	3,398
Accrued expenses	17,304	15,935
Others	6,818	7,498

	123,473	122,458

25.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (CONTINUED)

The aging analysis of accounts payable and accrued liabilities is based on the invoice date as follows:

	30 June 2019	31 December 2018
Less than six months	103,273	105,606
Six months to one year	10,027	6,984
More than one year	10,173	9,868

	123,473	122,458

26.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 30 June 2019, the related financial assets at fair value through other comprehensive income amounted to approximately RMB3,624 million (31 December 2018: approximately RMB3,698 million). For the six months ended 30 June 2019, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB74 million (for the six months ended 30 June 2018: decrease of approximately RMB494 million), has been recorded in the unaudited condensed consolidated interim statement of comprehensive income.

27.	EQUITY-SETTLED SHARE OPTION SCHEMES

On 16 April 2014, the Company adopted a share option scheme (“the 2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. No share options had been granted since adoption of the 2014 Share Option Scheme.

No options outstanding as at 30 June 2019 and 2018.

28.	RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848 million restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group, the first batch granted Restricted Shares of 793,861,000 and second batch granted Restricted Shares of 13,156,000 were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on 21 March 2018 and 1 February 2019 (“the Grant Dates”), respectively with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the respective Grant Dates is RMB2.34 and RMB1.57 per share, respectively, as determined based on the difference between the market price of A Share Company of RMB6.13 per share and RMB5.36 per share at the respective Grant Dates, and the subscription price of RMB3.79 per share.

The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Grant Date. During the Lock-up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and cancelled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up period.

Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company and the Participants’ individual performance appraisal (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding lock-up period for each tranche and the Participants will be fully entitled to these incentive shares. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares from the Participants.

During the period ended 30 June 2019, no Restricted Shares are considered forfeited or repurchased.

For the period ended 30 June 2019, the Group recognised share-based payment expenses and other reserve of RMB310 million as a result of subscription during the period under the Restricted A-Share Incentive Scheme (for the period ended 30 June 2018: RMB307 million).

29.	CAPITAL RISK MANAGEMENT

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

29.	CAPITAL RISK MANAGEMENT (CONTINUED)

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent short-term bank loans, long-term bank loans, corporate bonds, lease liabilities, obligations under finance lease, and amounts due to related parties, as shown in the consolidated statement of financial position. The interest-bearing debts do not include balance of deposits received by Unicom Group Finance Company Limited (“Finance Company”) from Unicom Group and its subsidiaries and an associate of RMB4,398 million and of RMB10 million, respectively, as at 30 June 2019 (31 December 2018: RMB4,621 million and RMB30 million, respectively).

The Group’s debt-to-capitalisation ratios are as follows:

	30 June 2019	1 January 2019 (Note)	31 December 2018 (Note)
Interest-bearing debts:
— Short-term bank loans	10,620	15,085	15,085
— Long-term bank loans	3,023	3,173	3,173
— Corporate bonds	2,996	999	999
— Lease liabilities (non-current portion)	23,523	27,576	—
— Obligations under finance lease included in other obligations	—	—	6
— Amounts due to related parties	3,092	3,090	3,090
— Current portion of long-term bank loans	435	441	441
— Current portion of corporate bonds	10,000	16,994	16,994
— Lease liabilities (current portion)	10,666	9,144	—
— Current portion of obligations under finance lease	—	—	234

	64,355	76,502	40,022
Total equity	316,687	313,212	314,286

Interest-bearing debts plus total equity	381,042	389,714	354,308

Debt-to-capitalisation ratio	16.9%	19.6%	11.3%

Note:

The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to leases which were previously classified as operating leases under IAS/HKAS 17. Under this approach, the comparative information is not restated. See Note 3.

30.	FAIR VALUE ESTIMATION

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, financial assets at fair value through other comprehensive income, financial assets at fair value through profit and loss, accounts receivable, receivables for the sales of mobile handsets, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, corporate bonds, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuations: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuations: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuations: fair value measured using significant unobservable inputs

The following table presents the Group’s assets that are measured at fair value at 30 June 2019:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets at fair value through other comprehensive income
— Equity securities
— Listed	3,780	—	—	3,780
— Unlisted	—	—	58	58

	3,780	—	58	3,838

Financial assets at fair value through profit and loss
— Equity securities
— Unlisted	—	—	200	200
—Wealth management products	—	65	—	65

Total	3,780	65	258	4,103

30.	FAIR VALUE ESTIMATION (CONTINUED)

(a)	Financial assets and liabilities measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at 31 December 2018:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets at fair value through other comprehensive income
— Equity securities
— Listed	3,845	—	—	3,845
— Unlisted	—	—	58	58

	3,845	—	58	3,903

Financial assets at fair value through profit and loss
— Equity securities
— Unlisted	—	—	200	200
— Wealth management products	—	570	—	570

Total	3,845	570	258	4,673

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the six months ended 30 June 2019 and 2018, there was no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

30.	FAIR VALUE ESTIMATION (CONTINUED)

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortised cost are not materially different from their fair values as at 30 June 2019 and 31 December 2018. Their carrying amounts, fair value and the level of fair value hierarchy are disclosed below:

	Carrying amounts as at 30 June 2019	Fair value as at 30 June 2019	Fair value measurements as at 30 June 2019 categorised into			Carrying amounts as at 31 December 2018	Fair value as at 31 December 2018
			Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	3,023	2,966	—	2,966	—	3,173	3,098
Non-current portion of corporate bonds	2,996	3,009	3,009	—	—	999	1,014

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 0.32% to 4.51% (31 December 2018: 0.79% to 4.48%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortised cost approximated their fair values as at 30 June 2019 and 31 December 2018 due to the nature or short maturity of those instruments.

31.	MATERIAL RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carriers are all derived from contracts with customers.

Management believes that meaningful information relating to related party transactions has been disclosed.

31.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

31.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

			Six months ended 30 June
	Note		2019	2018
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i	)	26	13
Rental charges for short-term property leasing and related services charges	(i	)	504	507
Charges for short-term lease of telecommunications resources and related services	(i	)	143	128
Charges for engineering design and construction services	(i	)	741	860
Charges for shared services	(i	)	38	39
Charges for materials procurement services	(i	)	15	13
Charges for ancillary telecommunications services	(i	)	1,184	1,416
Charges for comprehensive support services	(i	)	563	538
Income from comprehensive support services	(i	)	50	39
Lending by Finance Company to Unicom Group	(i	)	7,830	5,454
Repayment of loans lending by Finance Company	(i	)	5,834	2,654
Interest income from lending services	(i	)	177	48

(i)

On 25 November 2016, China United Network Communications Corporation Limited (“CUCL”) entered into the agreement, “2017–2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2017–2019 Comprehensive Services Agreement has a term of three years commencing on 1 January 2017 and expiring on 31 December 2019, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the agreement.

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as at 30 June 2019 included loans from Finance Company to Unicom Group of RMB9,400 million in total with respective floating interest rate agreed at 90% to 110% of the benchmark interest rate published by the People’s Bank of China (“PBOC”) for the same class of loans (31 December 2018: RMB7,404 million with floating interest rate at 90% to 110% of the benchmark interest rate published by the PBOC).

Apart from the above and as disclosed in Note 31.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

31.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

31.2	Related party transactions with Tower Company

(a)	Sale of Tower Assets to Tower Company

On 14 October 2015, CUCL and Unicom Horizon Mobile Communications Company Limited (“Unicom Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom sold certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC made a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche and remaining Cash Consideration of RMB3,000 million and RMB18,322 million payable by Tower Company were settled in February 2016 and December 2017, respectively.

Amount due from Tower Company as at 30 June 2019 included VAT recoverable related to Cash Consideration from Tower Company was Nil (31 December 2018: RMB382 million).

(b)	Lease of the Tower Assets and other related services

On 8 July 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalised terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently.

On 31 January 2018, after further arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated 8 July 2016, which mainly relate to a reduction in cost-plus margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangements. The new terms apply to the leased tower portfolio as confirmed by both parties are effective from 1 January 2018 for a period of five years.

The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. Based on IFRS/HKFRS 16, the minimum amount of lease payments payable by the Group under the terms of the arrangement in connection with its use of telecommunications towers and related assets had resulted in recognition of a lease liability with the balance of RMB23,657 million, and a right-of-use asset with the balance of RMB23,028 million as at 30 June 2019. In addition, the Group recorded depreciation of right-of-use asset of RMB3,368 million, interest expense of RMB488 million, and variable lease payments and other related service charges of RMB5,106 million in its consolidated statement of comprehensive income for the six months ended 30 June 2019.

The total amounts of lease payments and service charges incurred by the Group under the Agreement with Tower Company for the six months ended 30 June 2019 were RMB8,800 million (for the six months ended 30 June 2018: RMB7,923 million). The related payable balance to Tower Company included in the balance of amounts due to related parties as at 30 June 2019 was RMB2,724 million (31 December 2018: RMB2,635 million).

31.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

31.2	Related party transactions with Tower Company (Continued)

(b)	Lease of the Tower Assets and other related services (Continued)

Except as mentioned in (a), amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described above.

(c)	Income from engineering design and construction services

The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company. Income for the six months ended 30 June 2019 was RMB128 million (for the six months ended 30 June 2018: RMB77 million).

31.3	Related party transactions with Unicom Group and its subsidiaries

(a)	Related party transactions

		Six months ended 30 June
	Note	2019	2018
Transactions with Unicom Group and its subsidiaries:
Repayment of unsecured entrusted loan to Unicom Group	(i)	—	1,344
Interest expenses on unsecured entrusted loan	(i)	65	8
Repayment of a loan from a related party	(ii)	48	—
Interest expenses on loan from a related party	(ii)	—	6
Net (withdrawal)/deposits by Unicom Group and its subsidiaries from/with Finance Company	(iii)	(223)	5,971
Interest expenses on the deposits in Finance Company	(iii)	30	26

(i)

On 27 February 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum, and was fully repaid in February 2018.

On 26 December 2018, the Group borrowed an unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

(ii)

On 21 December 2017, the Group borrowed a loan from Unicom Group BVI of RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%, and was fully repaid in December 2018.

On 28 December 2018, the Group borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%, and was fully repaid in January 2019.

(iii)

Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

31.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

31.3	Related party transactions with Unicom Group and its subsidiaries (Continued)

(b)	Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as at 30 June 2019 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB4,398 million with interest rates ranging from 0.42% to 2.75% per annum for saving and fixed deposits of different terms (31 December 2018: RMB4,621 million with interest rates ranging from 0.42% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as at 30 June 2019 including a balance of loan from Unicom Group BVI was Nil (31 December 2018: RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%).

Amount due to Unicom Group and its subsidiaries as at 30 June 2019 also included a balance of unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

32.	CONTINGENCIES AND COMMITMENTS

32.1	Capital commitments

As at 30 June 2019 and 31 December 2018, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	30 June 2019			31 December 2018
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	2,353	13,541	15,894	18,381
Authorised but not contracted for	4,322	21,501	25,823	39,496

	6,675	35,042	41,717	57,877

32.	CONTINGENCIES AND COMMITMENTS (CONTINUED)

32.2	Lease and other commitments

At 31 December 2018, the total future minimum lease payments under non-cancellable operating leases and other commitments were payable as follows:

	31 December 2018
	Land and buildings	Equipment	Ancillary facilities*	Total**
Arrangements expiring:
— not later than one year	1,147	7,524	4,154	12,825
— later than one year and not later than five years	2,044	25,098	12,825	39,967
— later than five years	290	1,669	—	1,959

	3,481	34,291	16,979	54,751

*	The amount included payment commitments for non-lease elements.

**	Variable lease payments are not included in the commitments.

The Group is the lessee in respect of telecommunications equipment, properties and other assets under leases which were previously classified as operating leases under IAS/HKAS 17. The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach. Under this approach, the Group adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to these leases (see Note 3). From 1 January 2019 onwards, future lease payments are recognised as lease liabilities in the consolidated statement of financial position in accordance with the policies set out in Note 3.

32.3	Contingent liabilities

As at 30 June 2019, the Group had no material contingent liabilities and no material financial guarantees issued.

33.	COMPARATIVE FIGURES

The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective method. Under this approach, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 3.

34.	APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 14 August 2019.

INDEPENDENT

REVIEW REPORT

To the Board of Directors of China Unicom (Hong Kong) Limited

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 12 to 54 which comprises the unaudited condensed consolidated interim statement of financial position of China Unicom (Hong Kong) Limited (the “Company”) and its subsidiaries (together, the “Group”) as of 30 June 2019 and the related unaudited condensed consolidated interim statement of income, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors are responsible for the preparation and presentation of the interim financial information in accordance with both International Accounting Standard 34 and Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information as at 30 June 2019 is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

14 August 2019

OTHER

INFORMATION

SHARE OPTION SCHEME OF THE COMPANY

Pursuant to a resolution passed at the annual general meeting held on 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme.

No share options had been granted since adoption of the 2014 Share Option Scheme and up to and including 30 June 2019.

DIRECTORS’, CHIEF EXECUTIVES’ AND EMPLOYEES’ INTERESTS UNDER THE SHARE OPTION SCHEME OF THE COMPANY

During the six months ended and as at 30 June 2019, none of the Directors of the Company or chief executives or employees of the Company had any interests under any share option scheme of the Company.

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2019, the interests and short positions of Directors and chief executives of the Company in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows:

Name of Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.00%

Save as disclosed in the foregoing, as at 30 June 2019, none of the Directors or chief executives of the Company had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Furthermore, save as disclosed in the foregoing, during the six months ended 30 June 2019, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.

MATERIAL INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2019, the following persons (other than disclosed under the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”) had the following interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of Part XV of the SFO:

		Ordinary Shares Held		Percentage of
Name of Shareholder		Directly	Indirectly	Issued Shares
(i)	China United Network Communications Group Company Limited (“Unicom Group”)[1,2]	—	24,683,896,309	80.67%
(ii)	China United Network Communications Limited (“Unicom A Share Company”)[1]	—	16,376,043,282	53.52%
(iii)	China Unicom (BVI) Limited (“Unicom BVI”)[1]	16,376,043,282	—	53.52%
(iv)	China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”)[2,3]	8,082,130,236	225,722,791	27.15%

Notes:

1.

Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2.

Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3.

Unicom Group BVI holds 8,082,130,236 shares (representing 26.41% of the issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.74% of the issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 30 June 2019, no person had any interests or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 20 to the unaudited condensed consolidated interim financial information for details of the share capital of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2019, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

CHANGES OF DIRECTORS’ INFORMATION

Changes in Directors’ major offices since the publication of the Company’s 2018 annual report are set out below:

•	Mr. Li Guohua has ceased to serve concurrently as the General Counsel of China United Network Communications Limited.

•	Mr. Cesareo Alierta Izuel no longer served as the Chairman of the Social Board of the UNED (National Long Distance Spanish University).

•	Mr. Chung Shui Ming Timpson no longer served as an Independent Non-Executive Director of China Construction Bank Corporation.

•	Mrs. Law Fan Chiu Fun Fanny no longer served as an Independent Non-Executive Director of DTXS Silk Road Investment Holdings Company Limited.

Save as stated above, no other information on the Directors of the Company is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors are available on the website of the Company (www.chinaunicom.com.hk).

USE OF PROCEEDS FROM ISSUE OF NEW SHARES

As part of the mixed ownership reform plan, on 22 August 2017, the Company and Unicom BVI entered into a share subscription agreement. The completion of allotment and issuance of the subscription shares took place on 28 November 2017. 6,651,043,262 new ordinary shares of the Company have been issued for a cash consideration of HKD13.24 per share to Unicom BVI and the gross proceeds amounted to HKD88,059.81 million (equivalent to approximately RMB74,953.87 million) and the net issue price amounted to HKD13.24 each. The closing price was HKD12.04 per share as quoted on the Hong Kong Stock Exchange as at the date of the share subscription agreement. Details of such issue have been disclosed in the circular dated 28 August 2017.

As disclosed in the circular in relation to the subscription of new shares by Unicom BVI issued by the Company on 28 August 2017, the use of proceed was intended to be utilised for the following purposes:

(a)

approximately HKD46,777.96 million (equivalent to approximately RMB39,816 million) for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b)

approximately HKD23,011.85 million (equivalent to approximately RMB19,587 million) for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c)

approximately HKD2,728.01 million (equivalent to approximately RMB2,322 million) for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, big data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d)	approximately HKD15,538.98 million (equivalent to approximately RMB13,226 million) for the repayment of the outstanding principal amount of loans obtained from the banks.

The actual use of proceeds of the Company was consistent with the plan disclosed in the circular dated 28 August 2017. Up to 30 June 2019, RMB54,114 million of the proceeds has been utilised for the following purposes:

				(Unit: RMB, million)
Intended use of proceeds as set out in the circular	Intended amounts to be utilised as set out in the circular	Amounts not yet utilised as at 31 December 2018	Actual amounts utilised for the period of 1 January to 30 June 2019	Actual amounts utilised up to 30 June 2019	Amounts not yet utilised as at 30 June 2019 (Note 1)
Upgrading the 4G network capabilities	39,816	3,853	3,853	39,816	—
Technology validation and enablement and launch of trial programs in relation to the 5G network	19,587	19,587	28	28	19,559
Developing innovative businesses	2,322	1,660	382	1,044	1,278
Repayment of the principal amount of loans	13,226	—	—	13,226	—

Note 1:

As at 30 June 2019, approximately RMB20,837 million of the proceeds from issuance remains unused, which was temporarily used to supplement the Company’s working capital. The remaining proceeds shall be utilised according to the use of proceeds disclosed in the circular and the actual development plan of projects.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2019.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2019 except the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the six months ended 30 June 2019. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2019.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Listing Rules, save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2018 annual report.

中國聯合網絡通信（香港）股份有限公司
CHINA UNICOM (HONG KONG) LIMITED

香港皇后大道中 99 號中環中心 75 樓
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
電話 Tel (852) 2126 2018　　傳真 Fax (852) 2126 2016

www.chinaunicom.com.hk

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